June 8, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Cecilia Blye, Office of Global Security Risk
Pradip Bhaumik, Office of Global Security Risk Suzanne Hays, Division of Corporation Finance
Re:	Sanofi
Form 20-F for the Fiscal Year Ended December 31, 2017
Filed March 7, 2018
File No. 1-31368

Ladies and Gentlemen:

Sanofi, a French corporation (the “Company” or “Sanofi”), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the “Commission”) dated May 3, 2018 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017.

For the Staff’s convenience, the text of the Staff’s comment letter is set forth below in bold followed by the response.

We note the website of your office in Syria. We also are aware of publicly available information indicating that your products are sold in Sudan. Syria and Sudan are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about contacts with Syria and Sudan. Please describe to us the nature and extent of any past, current and anticipated contacts with Syria and Sudan, whether through subsidiaries, distributors, or other direct or indirect arrangements. You should describe any products you have provided into Syria and Sudan, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Syria and Sudan or entities they control.

Response:

Sanofi is a global biopharmaceutical company focused on human health. Sanofi and its subsidiaries (collectively, the “Group”) have three principal activities: Pharmaceuticals, Consumer Healthcare (“CHC”), and, via Sanofi Pasteur, Vaccines.

The Group conducts business in multiple countries throughout the world, including Syria and Sudan. Consistent with Group corporate policies and applicable global trade controls, Sanofi provides limited categories and quantities of the following products in Syria and Sudan:

(a) certain medicines products, including (i) anti-infective, central nervous system (“CNS”) and some CHC products in Syria, and (ii) diabetes, cardio-thrombosis, oncology, anti-infective, CNS, and other general medicine products in Sudan; and

(b) vaccines for Poliomyelitis, Pertussis, Diphtheria-Tetanus-HIB, Meningococcal, Influenza, Cholera, Rabies , and other diseases in Syria and Sudan.

These products are provided in Sudan and Syria through authorized third-party distributors or agents that are managed by Sanofi subsidiaries or affiliates outside of Sudan and Syria. In order to ensure compliance with Group corporate policies and applicable global trade controls, Sanofi screens its partners in both countries against applicable U.S. sanctions lists, including the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), and similar EU and UN lists. Further, to the best of Sanofi’s knowledge, neither Sanofi nor any of its subsidiaries has any agreements or commercial arrangements with the Governments of Syria or Sudan or any entities known to be controlled by either government.

Sanofi does not have any material assets in Sudan or Syria, and with one exception, does not have any subsidiaries, affiliates, or joint ventures, or employees in Sudan or Syria. Sanofi does maintain a scientific office in Syria with one employee in order to comply with certain regulatory, safety, and quality requirements under local regulations and conduct sales activities.

An overview of each business segment’s activities with Syria and Sudan is provided below.

Syria

In 2015, 2016, 2017 and Q1 2018, the Company engaged in the following activities in Syria. First, the Company, through its non-U.S. subsidiaries, had limited sales of certain of its pharmaceutical products to (a) third party distributors registered in Syria pursuant to distribution agreements or (b) humanitarian or other organizations such as the World Health Organization (“WHO”). Second, the Company has licensees in Syria that manufacture and sell Sanofi’s products. Third, the Company through its non-U.S. subsidiaries provides certain vaccines to (i) a distributor registered in Lebanon pursuant to a distribution and agency agreement; and (ii) nonprofit and other international organizations ( United Nations International Children’s Emergency Fund (“UNICEF”), WHO and Médecins Sans Frontières (“MSF”)). Finally, the Company provided animal health products until divestment of the animal health business – namely, Merial – from the Group.

The Company believes that such sales did not require the use of general licenses or exemptions from OFAC or the Commerce Department’s Bureau of Industry and Security (“BIS”) for export to Syria because the exports of medicines were not made by U.S. entities, did not otherwise involve U.S. persons or resources, and did not involve U.S. products or non-U.S. products with U.S. content.

Sudan

In 2015, 2016, 2017 and 2018 (Q1), the Company, through its non-U.S. subsidiaries, (i) had limited sales of certain pharmaceutical products to third party distributors registered in Sudan; and (ii) sold certain vaccines to (x) a company registered in Sudan pursuant to a distribution and agency agreement, and (y) nonprofit or international organizations (UNICEF, WHO and MSF). Finally, the Company provided certain animal health products until the divestment of the animal health business – namely, Merial – from the Group.

The Company’s activities in Sudan would not generally be subject to U.S. jurisdiction pursuant to U.S. sanctions or export control laws and regulations because the relevant transactions do not generally involve: (i) U.S. persons; (ii) U.S.-controlled products, including U.S.-origin products and foreign-made products that contain more than de minimis U.S. content. Further, while the Company is not a U.S. person for purposes of U.S. sanctions against Sudan, the United States suspended sanctions against Sudan on January 17, 2017 and officially lifted its sanctions against Sudan on October 12, 2017. No comprehensive U.S. sanctions would, therefore, prohibit even U.S. persons from engaging in the above-listed activities since January 2017. Regardless, to the extent that any of the Company’s transactions in the relevant period might fall within U.S. jurisdiction, the Company believes that such transactions would be authorized by applicable general licenses or otherwise permitted pursuant to applicable U.S. sanctions and export control regulations.

Summary of Business in Syria and Sudan

The Company’s business with Syria and Sudan represent a minimal percentage of the Company’s total consolidated net sales during the relevant period. In aggregate, the amount of the Group’s sales to Syria since 2015 was approximately as follows:

Year	Syria Sales (EUR)
2015	€11.8 million
2016	€4.2 million
2017	€2.6 million
2018 (Q1)	€1.7 million

In aggregate, the amount of the Group’s sales to Sudan since 2015 was approximately as follows:

Year	Sudan Sales (EUR)
2015	€13.1 million
2016	€9.5 million
2017	€15 million
2018 (Q1)	€4.4 million

In comparison, overall Company consolidated net sales for 2015, 2016, 2017, and 2018 (Q1) was approximately as follows:

Year	Company Consolidated Net Sales (EUR)
2015	€34.1 billion
2016	€33.8 billion
2017	€35.1 billion
2018 (Q1)	€7.9 billion

Accordingly, sales resulting from product sales to Syria and Sudan, combined, in 2015, 2016, 2017, and 2018 (Q1) represented 0.07%, 0.04%, 0.05%, and 0.08%, respectively, of that period’s consolidated net sales.

The Company does not believe these activities to be important to security holders. In making this determination, the Company considered both quantitative and qualitative factors that it believes a reasonable investor would deem important in making an investment decision given that (i) Sanofi’s transactions were in compliance with U.S. law and (ii) the amount of products sold and revenue received are immaterial when compared to the Company’s overall revenue and operations.

Sanofi, in a manner consistent with applicable laws and our corporate policies, will continue global activities aimed at improving the health and well-being of patients and consumers, including the authorized supply of products to Syria and Sudan.

Please do not hesitate to contact me at +33 (0) 1 53 77 46 44 or Alexandra Roger, Head of Securities Law and capital Markets at +33 (0) 1 53 77 48 98 with any questions or comments you may have.

Very truly yours,
SANOFI

By:	/s/ Hervé Cardelli
Name:	Hervé Cardelli
Title:	Head of consolidation and statutory reporting

Copy:

•	Jérôme Contamine, Executive Vice President Chief Financial Officer

•	Alexandra Roger, Head of Securities Law and Capital Markets